Exhibit 12.1

ONEOK Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

	Six months ended June 30,
(Unaudited)	2006		2005
	(Thousands of dollars)

Fixes Charges, as defined
Interest on long-term debt	$68,204		$43,377
Other interest	305		140
Amortization of debt discount, premium and expense	(1,288)		(979)
Interest on lease agreements	591		761

Total Fixed Charges	67,812		43,299

Earnings before income taxes and undistributed income from equity investees	314,321		78,483

Earnings available for fixed charges	$382,133		$121,782

Ratio of earnings to fixed charges	5.64	x	2.81	x

For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. "Fixed charges" consists of interest charges, the amortization of debt discounts, premiums, issue costs and the representative interest portion of operating leases.